Exhibit 4.3

GLOBAL CONNECTIVITY AGREEMENT

This Global Connectivity Agreement (the “Agreement”) is entered into as of 27 December, 2007, by and between:

(a)	Banco de Chile (“Banco de Chile”), a corporation duly organized under the laws of the Republic of Chile (“Chile”) represented on this occasion by Mr. Fernando Cañas Berkowitz, its General Manager.

(b)	Citigroup Inc. (“Citigroup” and, jointly with Banco de Chile, the “Parties “) a corporation duly organized under the laws of the State of Delaware, United States of America (the “United States”), represented on this occasion by its President and Chief Executive Officer for Latin America, Mr. Manuel Medina Mora E. and by the Chief Executive Officer for Markets and Banking for Latin America, Mr. Fernando Quiroz Robles.

The Parties hereby agree to be legally bound by the terms and provisions set forth in the following clauses:

Clauses

First. Definitions. Interpretation. The following terms as used herein shall have the following meanings:

“Banchile” means Banchile Corredores de Bolsa S.A., an affiliate of and fully owned by Banco de Chile, dedicated to the commercial activity as named.

“CEO of CMB of Citigroup Latin America” means the chief executive of Citigroup for the Citi Markets and Banking Unit for Latin America.

“CIB Head of Banco de Chile” means the Manager of the Corporate Banking and Investment Division of Banco de Chile.

“CitiValores” means an affiliate of and fully owned by Banco de Chile whose commercial activity is stock exchange brokerage.

“CMB Clients” means those clients that operate financial products and services of Global Capital Markets and Banking and Global Transaction Services.

“Chilean clients” means current and future clients of Banco de Chile

“GCB Clients” means global corporate clients of Citigroup that are those entities with whom business is done in diverse parts of the world.

“Market Conditions” means those conditions that habitually predominate in the market for a specific type of business between unrelated Parties.

“Cooperation Agreement” means the contract signed between the Parties in a separate document whose aim is to regulate certain common aspects of the direct relation that Banco de Chile and its Affiliates, on the one hand, and Citigroup and its Affiliates on the other, shall have pursuant to the Global Connectivity Agreement, the Asset Purchase Agreement and Assumption of Liabilities, and the License Agreement.

“IPB Business and Services” means financial services aimed at banking services of natural individual persons at an international level.

“Off-Shore Business” means IPB Business and Services and/or Private banking Business developed outside Chile.

“Local Business” means business, products and investment banking services that are offered, provided or carried out in Chile.

“Private Banking Business” means Financial Business and Services mainly aimed at single persons with high net worth developed outside Chile.

“Cross-border Business and Services” means services of: (I) Off-shore Corporate and Investment Banking; (ii) Off-shore Private Banking; (iii) International Personal Banking; (iv) Off-shore Global Transaction Services; (v) credit positions of Chilean debtors that Citigroup or its Affiliates have registered outside Chile; and (vi) other services and products agreed on by the Parties.

“Parent Account Managers (PAMs)” means the executives responsible for Citigroup global relations with GCB clients.

“CMB Products” means Financial Business and Services included in the business of: (I) Global Capital Markets and banking: in turn composed by services of commercial and investment banking including brokerage activities, advisory services, foreign exchange services, structures products, derivatives, credits, leasing and specific financing operations, and (ii) Global Transaction Services (GTS Products): composed by the offer of cash management, trade finance and securities services to financial corporations and institutions at a global level.

“Global CMB Products” means CMB Products at a global level.

“Regional CMB Products” means CMB Products for Latin America.

“Relationship Managers” means commercial executive and/or accounts executives of Banco de Chile in charge, among other things, of supervising and making all reasonable efforts to make sure that the needs of CMB Clients in Chile are fully met, to this end they have keep a permanent communication with the PAMs in charge of the Citigroup global relations with GCB clients.

“IPB BCH Unit” means the Unit in Banco de Chile which shall serve a liaison between IPB Clients in Chile and IPB in Citigroup.

“Unit of BCH Private Banking” means the unit in Banco de Chile that shall liaise between the private Banking Clients and Citigroup Private Banking.

(c)	Interpretation. The terms defined herein shall have the same meaning in plural and in singular and in any gender.

(d)	Accounting Terms. Any accounting terms shall be interpreted pursuant to the Chilean Accounting Principles.

(e)	Annexes. The following Annexes are attached to this Agreement and are an integral part thereof:

Annex “A”:	Cross-border Business and Services

Annex “B”:	Income Division in Cross-Border Business and Services

Annex “C”:	Principles of Interaction for off-shore business

Second. Aim of Agreement.

(a)	The main objective of this Agreement has been to maintain and increase the level of services and the range of products, the offer of off-shore banking services or those that are aimed for other countries and, in general, to maintain and increase any kind of cross-border business or services on part of Citigroup and its current or future affiliates in favor of Banco de Chile in order to offer them to local and multinational clients of Citigroup and Banco de Chile in all the corresponding areas.

(b)	The aim of this Agreement is to set the terms and conditions to serve as guidelines, ground rules, parameters and guiding principles pursuant to which the future global connectivity relation between Banco de Chile and its fully owned Affiliates on one side and Citigroup and its fully owned Affiliates on the other shall be governed.

(c)	The Parties recognize and accept that the resulting relation deriving from this Agreement shall experience changes in their specifics and details according to the passage of time, interacting experience and market dynamics, without departing from the fundamental principles agreed hereunder. To implement said changes both Parties agree to be abide to the Cooperation Agreement.

(d)	At the same time, the aim of this Agreement between Citigroup and Banco de Chile embodied herein is, among others, is to allow Banco de Chile to be part of the global Citigroup network, to promote a natural transition of clients from Citigroup Global Corporate Banking (GCB Clients) who are currently being served by Citigroup in Chile to Banco de Chile and to encourage the partners to direct new business to the partnership to promote wealth creation for both partners.

(e)	The implementation of any regulation, product or activity contemplated herein shall take place in accordance to all relevant legal rules and regulations applicable to each of the above.

(f)	Taking into consideration the special nature and characteristics of the agreement, the description, terms and conditions of products and services provided herein shall be agreed upon by the Parties and occasionally attached as annexes hereto. Citigroup shall provide Banco de Chile with periodical updates of all products related to this agreement, in order to contribute to the implementation of the offer to Banco de Chile client base.

Third. Global Connectivity Principles.

1. CMB Products

(a)	The Global Connectivity Agreement shall apply to all the products and services of the Capital Markets and Banking of Citigroup (CMB) Division and also to the Commercial Banking Division (CMB Products).

(b)	Banco de Chile shall respect and shall comply with all the commitments and mandates assumed by Citibank Chile on or before 1 January, 2008.

(c)	Banco de Chile shall offer CMB clients in Chile all the CMB Products under the terms established and as described in this Global Connectivity Agreement.

(d)	Banco de Chile shall offer CMB clients in Chile all the products and services available at the Citigroup Global Transactional Services business, including Global Cash Management, Intermediation /Financing Services and Securities and Fund Services SFS, jointly “GTS Products”. Banco de Chile shall offer global and regional GTS products to its clients based on exclusivity and undertakes not to offer its clients similar products pertaining to Citigroup competitors. Banco de Chile shall be the sole distributor of GTS products in Chile under the understanding that CMB shall offer and distribute Securities and Fund Services (SFS) and correspondent banking services to financial institutions in Chile. Banco de Chile shall offer all GTS products under the same terms and provisions that Citigroup offers them to its clients at a global and regional level. Price setting of the local component of the GTS Products shall take into account the costs of local Banco de Chile network. The standards and control (compliance) for the SFS services shall be defined jointly with Citigroup. In any case, the Securities and Fund Services (SFS) shall always be distributed exclusively through Banco de Chile.

(e)	Banco de Chile shall guarantee the granting of lending limits to related parties and other additional credit lines, under the understanding that if Banco de Chile refuses to grant said lines to a client due to its own risk considerations or in detriment of its profitability, Citigroup may guarantee the obligations of said client before Banco de Chile and receive 100% of the profits or losses obtained as consideration for the corresponding GTS Product. In such cases the Parties must agree upon a fee for the use of Banco de Chile capital.

(f)	Citigroup, through its top level accounts executives, currently called Parent Account Managers (PAMs), shall inform Banco de Chile of the guarantees and other securities agreed verbally or in writing in relation to the approval of valid credits of Citibank Chile for GCB Clients and shall try to act the same way as CMB would act in the case of its own portfolio.

(g)	Citigroup shall provide Banco de Chile with an inventory of all CMB Products including all regional and global GTS products currently offered to CMB clients in Chile and shall periodically provide Banco de Chile with updates of CMB Products in order to support the latest developments in the implementation of the offer of said Products to Banco de Chile’s client base (including CMB clients).

(h)	Banco de Chile shall take part in all the regional and global negotiations of GTS Products for CMB clients in Chile originated by Citigroup and shall take part in the structuring of said negotiations and shall support the Chilean side of said negotiations.

(i)	Likewise, Banco de Chile shall offer CMB clients Cash Management products and services at a local level. Banco de Chile shall provide Citigroup with information, be it through the Banco de Chile CIB Division or through the Management Committee (as defined further on) on the most recent updates and innovations in their Cash Management products and services at a local level.

2. Mutual Exclusivity and Certain Exceptions

(a)	All CMB Products shall be offered exclusively by Citigroup to Banco de Chile for Chilean clients unless they are SFS services and correspondent bank services offered to financial institutions in Chile as established above, considering that the Securities and Fund Services (SFS) are always distributed exclusively through Banco de Chile.

(b)	No Citigroup competitor may provide CMB Products through Banco de Chile, including Treasury Products (as defined further on) to Banco de Chile clients. For the purposes of these Terms and provisions, Treasury Products shall mean derivatives, foreign exchange operations and other market operations commonly carried out by a bank’s treasury department with its clients.

(c)	Citigroup shall be given preference above all other providers of correspondent bank services, in terms of the market, including international payments, compensation services in US dollars and intermediation services, to Banco de Chile and its Affiliates.

(d)	Citigroup is free to offer Cross-border Business and Services in Chile in partnership with Banco de Chile or on its own, as provided for in Annex “A” hereof . Banco de Chile shall commercialize all Cross-border Business and Services with Chilean clients. All cross-border banking transactions originated by Banco de Chile, such as capital generation and merger and acquisition services, shall be carried out exclusively by CMB. At the same time, CMB shall be the sole provider of Cross-border Treasury Products, provided that there is no legal prohibitions for said exclusivity and provided that Citigroup terms are competitive.

(e)	Except as set forth in Section 1 (e) above, Banco de Chile may refuse to offer a credit product to a CMB client due to its own risk considerations or in detriment to its profits, in the understanding that Citigroup and Banco de Chile shall employ its best efforts to agree the terms under which Banco de Chile would be willing to participate in said operation and Citigroup shall be free to offer said product to such client using the local Citigroup vehicle (or foreign Citigroup means) should Citigroup and Banco de Chile do not reach an agreement in relation to said terms during a specific time.

3. Technology.

(a)	Citigroup shall provide the technological platform for global and regional GTS Products and Treasury products (and other CMB Products should the necessity arise) offered by Banco de Chile to its clients, subject to the technology licensing contracts that Citigroup may deem necessary for Banco de Chile to have access to said platforms in market terms and under the terms agreed upon by Citigroup and Banco de Chile.

(b)	Citigroup shall provide Banco de Chile with updates of any technological platforms necessary to offer GTS products, market products or other CMB products in Chile.

(c)	Banco de Chile shall carry out all the necessary interfaces in its systems platforms such as the current interconnection between Citibank Chile and Citigroup, in order to comply with the global and regional interconnection of Citigroup platforms.

4. Relations with Clients and Staff.

(a)	As used herein, “CMB Clients” includes: (I) CMB Clients including GCB clients and other CMB clients (such as investors and counterparts); (ii) clients of the commercial banking division of Citigroup; and (iii) Chilean clients of Citigroup corporate and investment banking. CMB clients shall be assisted by Banco de Chile under the responsibility of CIB Division of Banco de Chile.

(b)	Banco de Chile shall have permanent and well-trained relations managers, account executives and product sales staff in order to serve CMB clients, optimizing the use of current Citibank Chile infrastructure of the relations managers, account executives and product sales staff so as to provide continuity in client assistance as long as it become practicable always searching for the best personnel for both Citibank Chile and Banco de Chile so as to assist CMB clients.

(c)	Citigroup shall assist Banco de Chile to implement training programs in order to guarantee that their relations managers, account executives and product sales staff fully understand CMB Products including all global and regional GTS Products. Banco de Chile and Citigroup shall facilitate international mobility and training opportunities for Banco de Chile employees to work in the international branches of Citigroup and for Citigroup employees to work in Banco de Chile.

(d)	Banco de Chile relations managers and account executives who assist CMB clients shall permanently keep in touch with PAMs who are in charge of Citigroup relation with GCB clients at a global level. The aim of this communication exchange is to make sure that the needs of CMB clients in Chile are fully met when providing Banco de Chile with the information on the CMB products available globally and regionally and when passing on to Banco de Chile key developments related to business evolution of CMB clients that is important for the development of Chilean operations of said clients. Should it be necessary, CMB and Banco de Chile shall seek the approval of the client to share his or her information.

(e)	At the same time, the PAMs shall inform the CIB division of Banco de Chile of any requirements that CMB clients might have for their Chilean operations so that Banco de Chile may meet said needs.

(f)	Banco de Chile shall make all the relevant decisions related to its relation with CMB clients (including, but not limited to the termination of the relation, collections, legal procedures, claim settlements) in coordination with the PAMS for said CMB clients of the Citigroup CMB Director General for Latin America.

(g)	Banco de Chile and Citigroup CMB shall permanently keep in touch, be it through the Management Committee or the Citigroup CMB Director General for Latin America or through the communication channel between Banco de Chile CIB Division and the PAMs, in order to supervise all credits and other credit extensions to GCB clients to be able to anticipate any additional increases in lines of credit for CMB clients in such way that both partner may react to said increases in lines of credit.

(h)	Should Citigroup obtain from its daily global operations with CMB clients any kind of feedback related to the business relation between a CMB client and Banco de Chile, Citigroup shall provide Banco de Chile with said feedback, subject to prior consent of the client, be it through the PAMs, the Citigroup CMB Director General for Latin America or the Management Committee to the Relations Manager or the Accounts Executive of Banco de Chile or the CIB Division of Banco de Chile.

(i)	Banco de Chile shall carry out all the necessary actions based on the information received from Citigroup in order to meet clients’ requirements and shall always focus on offering high quality products and services to CMB clients in Chile. Banco de Chile shall also carry out all the actions necessary to respond to and correct problems detected in CMB client assistance. All the above actions shall take into account Banco de Chile profitability.

(j)	The CIB division of Banco de Chile shall be in charge of supervising the evolution of the solving problem process that might arise among CMB clients.

(k)	Citigroup shall invite Banco de Chile President, Banco de Chile General manager and Banco de Chile CIB division to important internal meetings of Citigroup where the most recent events related to global product and service development are discussed. Citigroup shall keep Banco de Chile up to date, through the Citigroup CMB Director General for Latin America or the Management Committee, on all the global tendencies of the global business indicators and of Latin America and also on the Citigroup innovation network.

5. Management Committee

(a)	Citigroup and Banco de Chile shall set up a Management Committee for Capital Markets and Banking and it will include: (A) Banco de Chile Appointments: (I) Banco de Chile President and his appointees; (ii) Banco de Chile General manager; (iii) Banco de Chile CMB Manager; and (iv) other people appointed by Banco de Chile as deemed convenient by Banco de Chile General Manager, on one side; and (B) Citigroup Appointments: (I) CMB Director General of Citigroup Latin America and his appointees; (ii) Corporate Banking Global Director; (iii) Emerging markets Global Director for Sales and Intermediation; (iv) Citigroup Banking Operations Director ; (v) the Director General of Global Transactional Services; (vi) the Commercial banking Global Director; and (vii) Emerging markets Global Director for Sales and Intermediation for Latin America and Mexico.

(b)	The aim of the Management Committee is: (i) to review the development of the Capital Market and Banking business in Chile and the offer of CMB Products including GTS products on part of Banco de Chile; (ii) to promote all the necessary support from both partners in the development and growth of said activities; (iii) to guarantee that all the necessary sources are duly aligned in order to support the growth of said activities; (iv) to recommend ideas and actions aimed at improving said growth; and (v) to revise and offer advise on key competition issues such as compensation, in order to have the best staff at all times.

6. Support of Coordination of Operations

(a)	Citigroup shall support Banco de Chile providing the teams located in Latin America, Mexico, London and New York in the following activities:

1. The design the Account Plans for CMB clients.

2. The development of ideas and operations for CMB clients.

3. The design of proposed operations of international or global syndicated credits, international or global negotiations of debt or capital market, cross-border (that is, Chile for off-shore markets and off-shore for Chile), mergers and acquisitions or cross-borders derivatives operations.

4. The joint launching of the above mentioned operations, which is the combination of Citigroup and Banco de Chile representatives.

5. Access to necessary research and knowledge of the global industry in order to support design, launch and execution of said operations.

6. The joint execution of the above mentioned operations.

7. The offer of international or global structured notes to Banco de Chile clients, be it to the Corporate Banking segment or the Commercial banking segment in the area of structured notes related to foreign exchange mechanisms, fixed income, capital or commodities or any other type of structured notes or derivative products that both Banco de Chile and Citigroup agree to offer their Chilean clients.

8. Banco de Chile at any time may require any type of assistance for any operation in Chile and Citigroup shall employ its best efforts to offer such assistance.

(b) Citigroup and Banco de Chile must assist each other in the operation of Chilean market factors in national and international markets, including arbitration instances.

(c) At the same time, Banco de Chile shall offer all CMB products, including GTS products, International Structured Notes, Treasury products and selected products of the capital market, to its clients in Chile which are not CBM clients, such as the clients that belong to the commercial market segment. Both partners shall help each other in the design and delivery of said products. When so requested by Banco de Chile, Citigroup shall provide training to the sales team of Banco de Chile in order to help deliver CMB products to said Banco de Chile clients.

(d) Banco de Chile and Citigroup shall carry out capital market business, mergers and acquisitions, project financing and other Capital market business employing the following methodology:

1. Chilean business to other countries shall be generated by Banco de Chile or through a joint effort of Banco de Chile and Citigroup CMB, and of other countries to Chile by Citigroup CMB.

2. Citigroup CMB and Banco de Chile shall set up teams in order to design and launch operations for clients in Chile.

3. Both teams shall undertake the necessary efforts to win business and obtain mandates. The local part shall be led by Banco de Chile and global and regional matters shall be led by Citigroup, and whenever necessary, modifications to local norms and regulations shall be carried out.

4. Both teams, Banco de Chile and Citigroup CMB shall jointly call clients for such business and must react at all times at the speed required by our clients.

5. Once the mandate has been obtained, both teams shall focus on implementation. In case of capital markets global and local business, Banco de Chile shall maintain local books and Citigroup global book in a coordinated manner.

7. Distribution of Income

The distribution of profits between Banco de Chile and Citigroup CMB for cross-border operations shall be carried out as set forth in Annex “B” hereof.

Fourth. General Stipulations.

(a) Confidentiality. 1) General. Each Party hereto agrees to keep confidential and not disclose, and to employ its best effort to guarantee that their Subsidiaries and their respective counselor, employees and advisers (the “Receiving party”) keep confidential and not disclose proprietary information to any third party; i) all and any information related to maters of property of the other Party or its respective Subsidiaries or its corresponding clients and shareholders (“Informing Party”), obtained either directly or indirectly by the Receiving Party, be it verbally or in writing and before or after the date of this Agreement; ii) all analyses, collection, research and other documents and records prepared by the Receiving Party and whose creation is based on said information or which reflects said information; iii) the existence, the contents and the status of conversations and negotiations present, past or future on the matters included herein or those that have been provided by either Party and/or its branches and shareholders in the same context; iv) any intellectual or industrial property rights, technological information, technical, economic or market research and business plans or projections prepared jointly by the Parties or in representation of the same, before or after the date hereof, in relation to the matters that are part of this Agreement; and v) any other information related or similar (jointly, Confidential Information) except: (a) the Agreement, its conditions and terms as soon as it is made available to the Extraordinary Meeting of Shareholders of Banco de Chile which should issue a statement thereon. (b) if the Receiving Party must disclose said Confidential Information pursuant to relevant Securities Law or any other applicable law or legal sentences in Chile, the United States or any other jurisdiction, only when the Receiving Party has notified in writing the Informing Party of the relevant obligation and has give the other Party the opportunity to express its opinion on the matter to be revealed, opinion that must be taken into consideration; or (c) if said Confidential Information is revealed by the Receiving Party or its representatives, agents or advisers who have the need to know said information for the sole aim of helping the Receiving Party in achieving the objective of this Agreement but only after the Receiving Party has instructed said persons to deal with the Confidential Information under the terms established herein.

2) Necessary measures. Furthermore, each Party agrees to employ its best efforts so that their Subsidiaries and their respective counselors, employees and advisers shall not employ said Confidential Information for any other end than the one established herein and said Persons shall comply with the same confidentially obligations as the parts pursuant to this clause.

3) Requirement by Authorities. In case that either Party should be obligated, through an administrative or judicial resolution dictated by a Relevant Authority, to disclose any Confidential Information, said Party must notify the other Party of such situation within five (5) working days as of the date it received said notification, or immediately if the request so requires, so that the other Party may carry out the actions it is entitled to in defense of its rights, if possible during the time it has to provide a response, including the issuance of an injunction or other relevant recourse in order to prevent the disclosure of the required Confidential Information. At the same time, the Party that is to disclose the information must inform the Relevant Authority that pursuant to the terms and provisions set forth in the Agreement said Party is subject to confidentiality. At the same time, the Parties express their agreement that as per applicable regulations and when the other Party has had the opportunity to express its opposition, said requirement must be dealt and complied with and this shall not be considered a breach of confidentiality.

4. Exceptions. The obligations of this clause shall not be applied to the Receiving Party with respect to: i) information that is currently or may be part in the future of the public domain due to any reason other than the disclosure thereof, directly or indirectly, by the Receiving Party; ii) information that currently is or may be in the future available to the Receiving Party under terms that do no require confidentiality thereof and that derive from a source other than the Informing Party; provided, however, that the Receiving Party should not be aware that said source is subject to any disposition prohibiting the transfer of said information or that the availability of the information through said source derives, directly or indirectly, from information provided by the Informing Part; or iii) information in relation to which the Receiving Party may duly prove through documents that it knew it before it was disclosed.

5. Restitution of Confidential Information. Once this Agreement is no longer in force due to any cause or circumstance, the Receiving Party pledges, at its will, to return to the Informing Party or to destroy to the full satisfaction of the Informing Party all the Confidential Information.

6. Survival. The obligations of each Party hereunder shall remain valid even after the termination of this Agreement for a period of three (3) years as of the date of said termination. (b) Assignment. No Party may assign its rights and obligations hereunder without a previous written consent of the other Parties notwithstanding what has been set forth in the Cooperation Agreement.

c) Obligation. This Agreement is mandatory and for the benefit of the Parties hereto and their respective authorized assignors.

d) Unity of the Agreement. This Agreement is a total agreement of the Parties in connection with the matters agreed hereunder and shall render null and void any other previous contract, declaration or agreement between the Parties. Except as provided in the Cooperation Agreement entered into and signed by the Parties, there are not other terms, obligations, covenants, declarations, affirmations or provisions other than the ones contained herein. No amendment or modification of this Agreement or a waiver of any of the terms and provisions hereof shall be effective unless it shall be in writing and signed by each Party hereto.

In case of inconsistencies between this agreement and some of its annexes, the Agreement shall prevail.

e) Waivers. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained in this Agreement or the failure to exercise any right or claim any compensation as a consequence of non-compliance herewith shall not be considered a waiver or said non-compliance or any future non-compliance of said obligation, covenant, agreement or condition. No obligation, covenant, agreement or condition hereunder can be waived, modified or amended unless by a written instrument. The waiver of any non-compliance shall not affect or modify this Agreement unless each and every one of the obligations, covenants, agreements or conditions contained in this Agreement remain effective and they shall suffer consequences in case of any failure tom to comply.

f) Modifications. No authorization or consent to modify, surrender or waive compliance with the terms and provisions hereunder shall become effective unless it shall be in writing and signed by each Party hereto; and even then, said modification, surrender or waiver shall only be effective in a specific case and/ or specific aim for which it was granted.

g) Severability. Should any Agreement be invalid, illegal or unenforceable then such invalidity, illegality or unenforceability shall not affect the rest of the Agreement and shall remain valid and in force.

h) Expenses. Each Party shall bear its own expenses it has incurred in or shall incur in the drafting and negotiation and execution of this Agreement or any other instrument, operation or action required for the same.

i) Taxes. Each Party shall be responsible for the corresponding taxes from the relevant legislation and deriving from any actions and payment established herein.

j) Notices. All notices and communications required or permitted under this Agreement shall be in writing. Any such notice or communication shall be deemed to have been duly received when personally delivered, by certified or registered mail, facsimile, with receiver’s stamp to the address of the corresponding Party, which unless otherwise stated must be understood as follows:

Banco de Chile

Ahumada 251

Santiago, Chile

To: Fernando Cañas Berkowitz

Citigroup:

Act. Roberto Medellin No. 800, Torre Sur, Psio 5

Col. Lomas de Santa Fe

01210 México, D.F. México

To: Manuel Medina Mora E.

k) Language. This Agreement shall be drafted in Spanish and English. In case of discrepancies between the two versions, the legal entity indicated in the following paragraph shall determine which of the two versions or which part of the two versions reflects more adequately the intention of the Parties.

l) Governing Law and Jurisdiction. This Agreement shall be subject to the laws of the State of New York. Any dispute between the parties in connection with this agreement shall be definitively settled under the Rules of Arbitration of the ICC by three arbitrators appointed according to said Regulations. The arbitration shall be held in the city of Paris and all the procedures shall be carried out in Spanish. Each party promises to pay an aliquot of administrative expenses and advanced costs of the ICC, unless the arbitrators shall find otherwise in their final award. The arbitrators may impose in said award payment of attorney’s fees and other costs in favor of the prevailing party, as they deem convenient. Any party to this contract shall have the right to have recourse to and shall be bound by the pre-arbitral referee procedure of the International Chamber of Commerce in accordance with its Rules for a Pre-Arbitral referee Procedure.

Each Party hereto has signed this Agreement on the day of 27 of December, 2007.

Banco de Chile	Citigroup

/s/ Fernando Cañas Berkowitz
Fernando Cañas Berkowitz	/s/ Manuel Medina Mora E.
General Manager	Manuel Medina Mora E.
President and Chief Executive Officer
Latin America

/s/ Fernando Quiroz Robles
Fernando Quiroz Robles
Chief Executive Officer
Banks and Markets – Latin America